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                                                                    EXHIBIT 12.1
                                   ONEOK, Inc.
                    Computation of Earnings to Fixed Charges

                                                       Six Months Ended
                                                            June 30,
(Unaudited)                                        2002                  2001
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                                                      (Thousands of Dollars)
Fixed Charges, as defined
  Interest on long-term debt                     $ 47,320          $ 54,577
  Other interest                                    4,940            17,517
  Amortization of debt discount and expense         1,775             1,694
  Interest on lease agreements                      4,439             2,858
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    Total Fixed Charges                            58,474            76,646
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Earnings before income taxes and
  income from equity investees                    177,088           138,860
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Earnings available for fixed charges             $235,562          $215,506
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Ratio of earnings to fixed charges                   4.03 x            2.81   x
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For purposes of computing the ratio of earnings to fixed charges, "earnings"
consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.